July 17, 2006

Mail Stop 4561

Kenneth F. Bernstein
1311 Mamaroneck Avenue, Suite 260
White Plains, NY 10605

> **Re:** **Acadia Realty Trust**
> **Form 10-K for the year ended December 30, 2005**
> **File No. 001-12002**

Dear Mr. Bernstein:

We have completed our review of your Form 10-K and do not, at this time, have any further comments.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or Jorge Bonilla at (202) 551-3414 if you have questions.

Sincerely,

Cicely LaMothe
Accounting Branch Chief